

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

March 31, 2010

By U.S. mail and facsimile to (212) 557-0073

Mr. David Garin, Chief Financial Officer
Amiworld, Inc.
60 E. 42nd Street, Suite 1225
New York, NY 10165

   RE: Amiworld, Inc.
     Form 10-K for the year ended December 31, 2008
     File No. 0-52742

Dear Mr. Garin:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Terence O'Brien
        Branch Chief